SEC 1746 (03-00)
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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Legal Research Center, Inc.

Common Shares

CUSIP Number 524636107

Christopher Ljungkull, CEO

Legal Research Center Inc.

1100 Flour Exchange Building

310 Fourth Avenue South

Minneapolis, Minnesota 55415

8/23/02

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ßß240.13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box.

CUSIP No.: The purchasers are individuals and have no CUSIP number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Leonard Samuels

Leah Kaplan-Samuels

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......

(b) ......

3. SEC Use Only

4. Source of Funds: Personal Funds (PF)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

None

6. Citizenship or Place of Organization

Leonard Samuels and Leah Kaplan-Samuels are both U.S. citizens.

Number of 7. Sole Voting Power.

15,500

Shares Beneficially by 8. Shared Voting Power.

145,300

Owned by Each. Jointly we have 6.2% of the company's outstanding 2,333,051 common shares, 145,800 shares. 15,500 shares are held in a retirement account in only Leonard Samuels' name, constituting .7% of the 2,333,051 common shares outstanding of the company.

9. Sole Dispositive Power: None

10. Shared Dispositive Power.

160,800 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person.

Leonard Samuels owns 160,800 shares, 6.9% of the outstanding shares of the company.. Leah Kaplan-Samuels owns 145,300 shares. The 145,300 shares are jointly owned with Leonard Samuels and are counted in his 160,800 shares. No additional shares are beneficially owned.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

My father Joseph Samuels owns 7000 shares and my sister Jeanne Samuels owns 6000 shares. Leah Kaplan-Samuels and Leonard Samuels do not have any beneficial ownership of those shares.

13. Percent of Class Represented by Amount in Row (11) is 6.9% of common shares outstanding

14. Type of Reporting Person (See Instructions)

Leonard Samuels is an individual (IN)

Leah Kaplan-Samuels is an individual (IN)

Item 1. Security and Issuer

Legal Research Center, Inc.

Common Shares

Christopher Ljungkull CEO

1100 Flour Exchange Building

310 Fourth Avenue South

Minneapolis, Minnesota 55415

Item 2. Identity and Background

Leonard Samuels and Leah Kaplan-Samuels

Husband and Wife

Address:

1011 Centennial Road

Narberth, PA 19072

Leah is a housewife

Leonard is an assistant professor in the Drexel College of Medicine, working at Hahnemann University Medical Center at Broad and Vine streets in Philadelphia, Pennsylvania

Neither of us have been a party to a civil proceeding where we were subject to a judgment or decree or found to have any violation of federal or state security laws.

We are both U.S. citizens

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds for our purchases of stock was cash we owned.

Item 4. Purpose of Transaction

The shares were purchased for investment and without contemplating any plan to change control of the company, its board of directors, its capitalization or dividend policy, or other material change in its corporate structure. The shares were purchased neither in anticipation of nor to encourage any merger, reorganization, or liquidation of the company.

Item 5. Interest in Securities of the Issuer

Leonard Samuels owns 160,800 shares of which 15,500 shares are in a retirement account in his name and the rest in a joint account with Leah Kaplan-Samuels. 160,800 shares represents 6.9% of the 2,333,051 shares issued and outstanding of the company.

Leah Kaplan-Samuels own 145,300 shares jointly with Leonard Samuels. This represents 6.2% of the 2,333,051 shares issued and outstanding of the company.

Leonard Samuels has the sole power to vote and dispose of the 15,500 shares in the retirement account.

Leah Kaplan-Samuels and Leonard Samuels share voting and dispositive power over the jointly held 145,300 shares.

Shares purchased in the last 60 days were all purchased by Leonard Samuels, in a joint account with Leah Kaplan-Samuels, and bought on the open market.

Date Number of Shares Price per Share

6/20/02 2,500 shares $1.06 per share

6/21/02 7,500 shares $1.06 per share

7/11,02 7,400 shares $1.02 per share

7/12/02 5,800 shares $1.02 per share

7/17/02 500 shares $1.01 per share

7/17/02 1,500 shares $1.02 per share

7/18/02 10,000 shares $1.00 per share

8/8/02 4,000 shares $0.96 per share

8/13/02 6,600 shares $0.96 per share

8/23/02 1,600 shares $0.87 per share

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Leonard Samuels and Leah Kaplan-Samuels are husband and wife. Joseph Samuels is the father of Leonard Samuels. Jeanne Samuels is the sister of Leonard Samuels. Leonard Samuels has power of attorney to trade in the accounts of Joseph Samuels, and Joseph Samuels generally depends on the investment advice of his son. Leonard Samuels is also able to trade in the accounts of Jeanne Samuels. Shares in all accounts are purchased for investment and have never been purchased with an understanding that the company will be pressured through the voting control of any block of stock. Leonard provides his advice to his family free of any charge or contingency.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2002 By: /s/ Leonard Samuels
Leonard Samuels, Stockholder